This short form prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of directly or indirectly within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person as defined in Regulation S under the U.S. Securities Act (a “U.S. Person”). This short form prospectus does not constitute an offer to sell or solicitation of an offer to buy any of these securities in the United States of America, its territories or possessions. See “Plan of Distribution”.

Short Form Prospectus

New Issue	May 6, 2004

ENVOY COMMUNICATIONS GROUP INC.

$15,015,000
14,300,000 Units

This short form prospectus (this “Prospectus”) qualifies the distribution (the “Offering”) of 14,300,000 units (the “Units”) at a price of $1.05 per Unit (the “Offering Price”), each Unit consisting of one (1) common share (the “Common Shares”) of Envoy Communications Group Inc. (“Envoy” or the “Corporation”) and one-half (1/2) of one (1) transferable series “A” common share purchase warrant (the “Warrants”), each whole Warrant entitling the holder to purchase one Common Share (the “Warrant Shares”) at a price of $1.80 per Warrant Share for a period ending February 20, 2009. The Units are separable into Common Shares and Warrants immediately following the closing of the Offering. The Offering Price was determined by negotiation between the Corporation and Canaccord Capital Corporation (the “Underwriter”). In connection with the Offering, the Underwriter is permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares. See “Plan of Distribution”. An investment in the Units bears certain risks. See “Risk Factors”.

The Common Shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ECG” and trade on The Nasdaq Small Cap Market (“NASDAQ-SCM”) under the symbol “ECGI”. On May 5, 2004, the closing price of the Common Shares was $0.86 per share on the TSX and US$0.63 per share on NASDAQ-SCM. The TSX has conditionally approved the listing of Common Shares and the Warrants distributed under this Prospectus and the Common Shares issuable upon exercise of the Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before July 22, 2004, including the distribution of the Warrants to a minimum number of public securityholders.

The Common Shares, if issued on the date hereof and the Warrants, if, as and when listed on a prescribed stock exchange for purposes of the Income Tax Act (Canada) and regulations thereunder (the “Tax Act”), would be qualified investments for RRSPs, RRIFs, DPSPs and RESPs under the Tax Act. See “Eligibility for Investment”.

PRICE: $1.05 per Unit

			Net Proceeds to the
	Price to the Public(l)	Underwriter's Fee(2)	Corporation(3)
Per Unit	$1.05	$0.0735	$0.9765
Total Offering (4)	$15,015,000	$1,051,050	$13,963,950

(1)	The Corporation has allocated $0.95 for the Common Share and $0.10 for the one-half Warrant comprising each Unit.

(2)	The Underwriter’s fee represents 7.0% of the Offering Price. In addition, for services provided by the Underwriter pursuant to the Underwriting Agreement (as defined under “Plan of Distribution”) in connection with the distribution of Units, the Corporation has granted to the Underwriter a non-transferable option (the “Compensation Option”) to purchase that number of Units equal to 7.5% of the total number of Units sold pursuant to the Offering (including Units sold upon exercise of the Underwriter’s Option and the Over-allotment Option (each as defined below)) at a price of $1.05 per Unit at any time for a period of 12 months following the closing of the Offering. The grant of the Compensation Option is qualified for distribution under this Prospectus. See “Plan of Distribution”.

(3)	After deducting the Underwriter’s fee, but before deducting the expenses of the Offering estimated to be $550,000, which will be paid from the general funds of the Corporation.

(4)	If the Underwriter’s Option and the Over-allotment Option are exercised in full, the total price to the public, Underwriter’s fee and net proceeds to the Corporation will be $34,534,500, $2,417,415 and $32,117,085, respectively. See “Plan of Distribution”.

The Underwriter has agreed to use its best efforts to exercise an option granted by the Corporation to the Underwriter (the “Underwriter’s Option”) to acquire, at the issue price hereunder, up to an aggregate of 14,300,000 additional Units (the “Option Units”) exercisable at any time up to 48 hours prior to the closing of the Offering. The Corporation has also granted the Underwriter an option (the “Over-allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriter until 60 days after the closing of the Offering, enabling it to purchase up to an additional 15% of the aggregate number of Units issued on closing of the Offering (the “Additional Units”) at the Offering Price. The grant of the Underwriter’s Option and the Over-allotment Option and the issue of Option Units and Additional Units upon the exercise of such options are also qualified for distribution under this Prospectus.

The Underwriter conditionally offers for sale the Units, subject to prior sale if, as and when issued and delivered by the Corporation and accepted by the Underwriter in accordance with the terms and conditions contained in the Underwriting Agreement, and subject to approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriter by McCarthy Tétrault LLP. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and the Warrants offered hereunder will be available for delivery at the closing of this Offering, which is expected to take place on or about May 12, 2004, or such other date as may be agreed upon by the Corporation and the Underwriter, but in any event not later than May 14, 2004.

All monetary amounts referred to herein are stated in Canadian dollars unless otherwise indicated. The prefix “US” before a specified dollar amount designates United States dollars. As at May 5, 2004, the noon rate of exchange between U.S. dollars and Canadian dollars as reported by the Bank of Canada was Cdn.$1.00 = US$72.84 or US$1.00 = Cdn.$1.3728.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	2
ELIGIBILITY FOR INVESTMENT	2
THE CORPORATION	2
RECENT DEVELOPMENTS	3
CHANGES IN SHARE AND LOAN CAPITAL	3
DESCRIPTION OF OFFERED SECURITIES	4
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	7
USE OF PROCEEDS	9
PLAN OF DISTRIBUTION	9
RISK FACTORS	11
LEGAL MATTERS	12
AUDITORS, TRANSFER AGENT AND REGISTRAR	12
PURCHASERS’ STATUTORY RIGHTS	12
CONSENTS OF AUDITORS	12
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITER	C-2

- i -

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 172 John Street, Toronto, Ontario M5T 1X5; telephone (416) 593-7555. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

     The following documents, filed by the Corporation with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the unaudited consolidated comparative financial statements prepared in accordance with Canadian generally accepted accounting principles as at and for the three-month period ended December 31, 2003;

(b)	management’s discussion and analysis of financial condition and results of operations of the Corporation as at and for the three-month period ended December 31, 2003;

(c)	the Annual Report of the Corporation on Form 20-F dated February 17, 2004, constituting the Corporation’s annual information form;

(d)	the audited consolidated comparative financial statements of the Corporation prepared in accordance with Canadian generally accepted accounting principles as at and for the years ended September 30, 2003 and 2002, together with the report of BDO Dunwoody LLP as at and for the year ended September 30, 2003 and the report of KPMG LLP as at and for the year ended September 30, 2002;

(e)	management’s discussion and analysis of financial condition and results of operations of the Corporation as at and for the year ended September 30, 2003 compared to the year ended September 30, 2002 (the “Corporation’s Fiscal 2003 MD&A”);

(f)	the Management Information Circular of the Corporation dated December 8, 2003 prepared in connection with the special meeting of shareholders of the Corporation held to approve an increase in the authorized share capital of the Corporation (excluding the portions thereof that are not required by Form 44-101F3 made under National Instrument 44-101 to be incorporated by reference herein); and

(g)	the Management Information Circular of the Corporation dated January 30, 2004 prepared in connection with the annual meeting of shareholders of the Corporation held on March 4, 2004 (excluding the portions thereof that are not required by Form 44-101F3 made under National Instrument 44-101 to be incorporated by reference herein).

     Annual information forms, material change reports (except confidential material change reports), consolidated interim financial statements (unaudited), consolidated financial statements (audited) and information circulars (excluding the portions thereof that are not required by Form 44-101F3 made under National Instrument 44-101 to be incorporated by reference herein), all as filed by the Corporation with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus.

     Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

     The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

     This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance or the outcome of litigation (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation, or developments in the Corporation’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Any forward-looking statements should be considered in light of the risks and uncertainties discussed in this Prospectus and the documents incorporated by reference in this Prospectus including, without limitation, the risks discussed under the heading “Risks and Uncertainties” in the Corporation’s Fiscal 2003 MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements are based on management’s current plans, estimates, opinions and projections, and the Corporation assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

ELIGIBILITY FOR INVESTMENT

     In the opinion of Blake, Cassels & Graydon LLP and McCarthy Tétrault LLP, the Common Shares if issued on the date hereof, and the Warrants, if, as and when listed on a prescribed stock exchange for the purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, “Plans”) and registered education savings plans. In the opinion of such counsel, based in part on a certificate provided by the Corporation with respect to certain factual matters, the Common Shares and Warrants would not, if issued on the date hereof, constitute foreign property for Plans and other persons subject to tax under Part XI of the Tax Act.

THE CORPORATION

     Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997.

     The registered office and principal place of business of the Corporation is located at 172 John Street, Toronto, Canada, M5T 1X5.

     Envoy is a marketing and international consumer and retail branding company with offices throughout North America and Europe. Combining strategy, creativity and innovation, Envoy’s interconnected network of companies delivers business-building solutions to over 200 leading global brands and has successfully completed assignments in more than 40 countries around the world.

     Envoy conducts its branding services through its wholly-owned subsidiaries, Watt International Inc. and Watt Gilchrist Limited (collectively, “Watt”), which together form one of the world’s largest brand strategy and design consultancies. With seven offices located throughout North America, the United Kingdom and Continental Europe, Watt’s clients include A&P, Asda Stores Ltd., Carulla Vivero S.A., Cencosud S.A, Cott Beverages, Famous Players,

Giant Food Inc., Gigante, S.A. de C.v, Immobilaria Las Verbenas S.A., Longs Drug Store Corporation, Kraft, Next plc, Safeway Brands Inc., Shaws Supermarkets, Sobeys Inc., Smart & Final, Sports Authority and Wal-Mart.

     Envoy provides advertising and communications services through a 70% owned subsidiary, John Street Inc. (“John Street”). Clients of John Street include Harvey’s (a division of Cara Operations), Scott Paper Ltd., Tetley Canada, Moore’s, Fuji Photo Film Canada Inc., Gay Lea, Family Channel and Viewer’s Choice.

     Watt International Inc. and John Street each subsist under the laws of the Province of Ontario and Watt Gilchrist Limited subsists under the laws of the United Kingdom.

RECENT DEVELOPMENTS

Sale of Communique Incentives

     On March 3, 2004, Envoy sold all of the outstanding shares in the capital of the Communique Incentives Inc., its corporate travel and corporate event business, for a nominal amount.

February 2004 Offering

     On February 20, 2004, Envoy closed a public offering (the “February 2004 Offering”) of 26,315,800 units, each unit comprising one Common Share and one half of one transferable common share purchase warrant (the “February 2004 Warrants”), followed on March 3, 2004 by the issue of a further 3,947,370 units pursuant to the exercise of an over-allotment option granted under the offering. Of the total proceeds (net of underwriter’s fees and expenses) of approximately $37.18 million, the Corporation has used $6.2 million to retire all of its outstanding loan indebtedness, repaying $4.0 million of secured debentures, $0.5 million of unsecured term notes, $0.5 million of promissory notes and $0.75 million of bank debt and paying $0.45 million to certain lenders on account of prepayment fees.

Strategic Development

     In November 2003, Envoy announced its intention to embark on a strategic M&A expansion plan. Management has identified certain potential acquisition and investment opportunities for further evaluation, although the Corporation currently has no agreement or commitment with respect to any specific transaction and is not yet negotiating any such transaction. See also “Use of Proceeds”.

     Also in November 2003, Watt announced the launch of a new business division Gilchrist North America (“GNA”), a state of the art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist UK, Watt’s UK-based brand management company, to provide its clients with a superior product. Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

CHANGES IN SHARE AND LOAN CAPITAL

     Envoy issued to the public, in connection with the February 2004 Offering, a total of 30,263,170 Common Shares and 15,131,585 February 2004 Warrants. As part compensation for its services as the underwriter of the February 2004 Offering, Canaccord Capital Corporation was granted an option to purchase for a period of one year a total of 2,269,737 units, each unit comprising one Common Share and one half of one February 2004 Warrant, at a price of $1.33 per unit.

     The February 2004 Warrants expire on the same date as the Warrants, are exercisable at the same price as the Warrants and otherwise carry substantially the same rights as the Warrants (see “Description of Offered Securities - Warrants” below).

     On October 31, 2003, Envoy borrowed from private lenders the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. The Corporation subsequently repaid all such outstanding loan indebtedness.

     From September 30, 2003 to May 5, 2004: (i) convertible debentures totalling $4,390,000 in principal were converted into 29,266,667 Common Shares; (ii) stock options were exercised to acquire 578,335 Common Shares; and (iii) outstanding warrants granted by Envoy were exercised to acquire 2,300,000 Common Shares. As a result of such conversions and exercises, 93,455,200 Common Shares are currently issued and outstanding.

DESCRIPTION OF OFFERED SECURITIES

     The Offering consists of 14,300,000 Units, each Unit consisting of one (1) Common Share and one-half (1/2) of one (1) Warrant. The Units are separable into Common Shares and Warrants immediately following the closing of the Offering.

Common Shares

     The Corporation has an authorized share capital of 200,000,000 Common Shares, of which 93,455,200 Common Shares were issued and outstanding as of May 5, 2004. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the directors and, upon liquidation, to receive such assets of the Corporation as may be distributable to such holders.

Warrants

     Each whole Warrant entitles the holder to purchase one (1) Warrant Share at a price of $1.80 per share for a period ending on February 20, 2009, after which time the Warrants become null and void. The Warrants will be issued under an indenture (the “Warrant Indenture”) to be entered into between the Corporation and Computershare Trust Company of Canada (the “Trustee”) on or before the closing of the Offering. The Warrant Indenture will contain substantially the same terms as those of a warrant indenture entered into on February 20, 2004 between the Corporation and the Trustee, which governs the terms of the February 2004 Warrants (the “February 2004 Warrant Indenture”). The Warrant Indenture will provide that the Warrants rank pari passu with the February 2004 Warrants. The Corporation will appoint the principal transfer office of the Trustee in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Corporation may, subject to applicable law, purchase in the market, by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

     The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under the Corporation’s stock option plan);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Common Shares of securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

     The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i)	reclassifications of the Common Shares;

(ii)	consolidations, amalgamations, arrangements or mergers of the Corporation with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

     No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

     Each Warrant will terminate immediately prior to the specified effective date of a transaction (a “Corporate Transaction”) resulting in a “change of control” (as defined in the Warrant Indenture) of the Corporation, unless the Warrant is assumed by the successor corporation or its parent corporation in connection with the Corporate Transaction. Upon approval of a Corporate Transaction by the Corporation’s board of directors, the Corporation will give notice to each registered holder of Warrants (each, a “Warrantholder”), which will set forth terms that permit the Warrantholder to exercise its Warrants on a basis that provides the Warrantholder with the ability to participate in the Corporate Transaction or, failing completion of the Corporate Transaction, to retain all rights under the Warrants in accordance with the terms of the Warrant Indenture.

     The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 business days prior to the record date or effective date, as the case may be, of such event.

     No fractional Common Shares will be issuable upon the exercise of any Warrants, but cash will be paid in lieu of any fractional share entitlement based on the “current market value”, as defined in the Warrant Indenture, of the Common Shares. Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

     From time to time, the Corporation and the Warrant Trustee, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of any Warrantholder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

     If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by Warrantholders or on a Warrantholders’ Request (as defined in the Warrant Indenture), shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ prior notice shall be given of the time and place of such adjourned meeting in the manner prescribed under the Warrant Indenture. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote shall be an “extraordinary resolution” within the meaning of the Warrant Indenture notwithstanding that Warrantholders entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

     The foregoing summary of certain provisions of the Warrant Indenture, together with the summary of certain provisions of the Warrant Indenture under “- Proposal to Combine TSX Listings of the Warrants and the February 2004 Warrants” below, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Proposal to Combine TSX Listings of the Warrants and the February 2004 Warrants

     The TSX has conditionally approved the listing of the Warrants under the trading symbol “ECG.WT.A”. The material terms of the February 2004 Warrants are identical to those of the Warrants but the February 2004 Warrants currently trade as a separate series of common share purchase warrants under the trading symbol “ECG.WT”. In order to increase the liquidity and trading efficiency of the Warrants and the February 2004 Warrants, Envoy proposes to replace the Warrant Indenture as the instrument governing the terms of the Warrants with the February 2004 Warrant Indenture (the “Proposal”). The TSX has granted its approval to combine the listing of the Warrants with the February 2004 Warrants, subject to approval of the Proposal by the February 2004 Warrantholders and subject to the satisfaction of certain other conditions.

     The consent of the registered holders of the February 2004 Warrants (the “February 2004 Warrantholders”) must be obtained in order to give effect to the Proposal. The Warrant Indenture will require that Envoy convene a meeting of February 2004 Warrantholders to consider and, if thought advisable, approve the Proposal by “extraordinary resolution” (which term has the same meaning under the February 2004 Warrant Indenture as under the Warrant Indenture). The February 2004 Warrantholder meeting to consider the Proposal will be held as soon as practicable but, in any event, no later than June 25, 2004.

     The Warrant Indenture will provide that if (i) requisite approval of the Proposal is given by the February 2004 Warrantholders, and (ii) the February 2004 Warrant Indenture has not otherwise been amended since its execution on February 20, 2004, then the following shall occur:

(a)	the Corporation and the Warrant Trustee (in its capacity as Warrant Trustee under the February 2004 Warrant Indenture) shall execute a supplemental indenture to the February 2004 Warrant Indenture (the “Supplemental Indenture”) and any other documents necessary or advisable to effect the Proposal, promptly upon the Proposal being duly approved by the February 2004 Warrantholders; and

(b)	without any further act required on the part of the February 2004 Warrantholders or the Warrantholders, the Warrants shall become governed by the terms of the February 2004 Warrant Indenture, as amended by the Supplemental Indenture, and the Warrant Indenture shall become void and be of no further force and effect, all commencing at 5:00 p.m. on the date (the “Effective Date”) the Supplemental Indenture is executed.

     The Supplemental Indenture will require that the Warrant Trustee (in its capacity as Warrant Trustee under the February 2004 Warrant Indenture) send, within three business days of the Effective Date, notice to the Warrantholders to surrender their certificates representing Warrants in order to obtain certificates in the form required under the February 2004 Warrant Indenture. Any certificate originally issued under the Warrant Indenture and tendered for exchange must be surrendered by the Warrantholder at the principal transfer office of the Warrant Trustee in the City of Toronto, Ontario and thereupon cancelled by the Warrant Trustee, and within a further three business days, the Warrant Trustee shall deliver to such Warrantholder a certificate or certificates evidencing the Warrants in the form required under the February 2004 Warrant Indenture.

     Although Envoy will use its reasonable efforts to obtain the approval of the Proposal by the February 2004 Warrantholders, there can be no assurance that the requisite 66 2/3% approval required for an extraordinary resolution under the February 2004 Warrant Indenture will be granted. If such approval is not granted, the Warrants will remain governed by the Warrant Indenture and the Warrants and the February 2004 Warrants will remain separately listed on the TSX under their respective trading symbols.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Blake, Cassels & Graydon LLP, counsel to Envoy, and McCarthy Tétrault LLP, counsel to the Underwriter, the following is a general summary of the principal Canadian federal income tax considerations relevant to a purchaser of Common Shares and Warrants comprising the Units offered hereby. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm’s length and is not affiliated with Envoy, and who will acquire and hold such Common Shares and Warrants as capital property (a “Holder”), all within the meaning of the Income Tax Act (Canada) (the “Tax Act”). Any Common Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business of buying and selling securities or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian Security” (as defined by the Tax Act), which would not include the Warrants, owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

     This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by the Minister of Finance prior to the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the “CCRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

     This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a Holder. On October 31, 2003, the Minister of Finance released draft proposals regarding the deductibility of interest and other expenses (the “October 31 Proposals”) for public comment. The October 31 Proposals could, among other things, adversely affect the deduction by a Holder of interest on borrowings used to acquire Common Shares and Warrants pursuant to this Offering. Accordingly, the following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. This summary does not apply to Holders that are “financial institutions” for purposes of the mark-to-market provisions of the Tax Act or “specified financial institutions” for purposes of the Tax Act. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

     Holders will be required to allocate the purchase price of each Unit between the Common Share and the one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. Envoy intends to allocate $0.95 of the issue price of each Unit as consideration for the issue of each Common Share and $0.10 for the issue of each one-half of one Warrant. Although Envoy believes such allocation is reasonable, such allocation will not be binding on the CCRA.

     The adjusted cost base to a Holder of a Warrant acquired hereunder will be determined by averaging the cost of the Warrant with the adjusted cost base (determined immediately before the acquisition of the Warrant) of all other identical Warrants held as capital property at the time of acquisition by the Holder. Similarly, the adjusted cost base to a Holder of a Common Share acquired hereunder will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at the time of acquisition by the Holder.

Exercise or Expiry of Warrants

     No gain or loss will be realized by a Holder upon the exercise of a Warrant. The Holder’s cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the Holder’s adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. The Holder’s adjusted cost base of the Common Shares so acquired will be determined by averaging the cost of those Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares held as capital property by such Holder at the time of acquisition.

     In the event of the expiry of an unexercised Warrant, the Holder will realize a capital loss equal to the Holder’s adjusted cost base of such Warrant.

Disposition of Common Shares and Warrants

     A Holder who disposes of or is deemed to have disposed of a Common Share or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Share or Warrant, as the case may be, and any reasonable expenses associated with the disposition.

     On a disposition of a Common Share to Envoy, a Holder will be deemed to receive a dividend to the extent the proceeds received exceed the paid-up capital of the Common Share. The amount of such dividend will reduce the proceeds of disposition to the Holder for purposes of calculating the capital gain (or capital loss) arising on the disposition. In the case of a Holder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not a dividend.

     Generally, one-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act. In the case of a Holder that is a corporation, a capital loss realized on a disposition or deemed disposition of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) may in certain circumstances be reduced by the amount of certain dividends, including deemed dividends, which have been received by the Holder on such shares. Similar rules may apply where a Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or member, is a member of a partnership or a beneficiary of a trust that owns Common Shares.

     Capital gains realized by an individual including a trust, other than certain specified trusts, may result in the individual or trust paying alternative minimum tax under the Tax Act.

     A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Common Shares

     A Holder of Common Shares will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation. That is, a Holder who is an individual will be required to include in computing his or her income the amount of dividends received or deemed to be received by him or her and will be subject to the usual gross-up and dividend tax credit rules under the Tax Act. A Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends when calculating its taxable income under the Tax Act. A Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends to the extent that such dividends are deductible in computing the corporate Holder’s taxable income. This tax will be refunded to the corporation at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

USE OF PROCEEDS

     The estimated net proceeds of this Offering to be received by the Corporation, after deducting the Underwriter’s fee and expenses of this Offering, will be approximately $13.4 million, assuming no exercise of the Underwriter’s Option or the Over-allotment Option. If the Underwriter’s Option and the Over-allotment Option are exercised in full, the estimated net proceeds of this Offering, after deducting the Underwriter’s fee and expenses for this Offering, will be approximately $31.6 million. The net proceeds of the Offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Corporation determines have the potential to create value for Envoy shareholders and that either complement or provide an opportunity to diversify the current business of Envoy. Although the Corporation has identified certain potential acquisition and investment opportunities for further evaluation, the Corporation currently has no agreements or commitments with respect to any such transaction and is not yet negotiating any such acquisition or investment. The Corporation will retain broad discretion in allocating the net proceeds of this Offering.

PLAN OF DISTRIBUTION

     Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of May 6, 2004 between the Corporation and the Underwriter, the Corporation has agreed to issue and sell, and the Underwriter has agreed to purchase, as principal, on May 12, 2004, or such later date as may be mutually agreed to by the Corporation and the Underwriter (the “Closing Date”) but in any event no later than May 14, 2004, 14,300,000 Units offered hereby at a price of $1.05 per Unit, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriter. The Corporation has agreed to pay the Underwriter a fee of $0.0735 per Unit for its services in connection with the distribution of the Units offered by this Prospectus.

     The Underwriter has agreed to use its best efforts to exercise an option granted by the Corporation to the Underwriter (the “Underwriter’s Option”) to purchase an additional 14,300,000 Units (the “Option Units”) at the Offering Price exercisable at any time up to 48 hours before the Closing Date. The Corporation has also granted the Underwriter an option (the “Over-allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriter until 60 days after the Closing Date, enabling it to purchase additional Units (the “Additional Units”) at the Offering Price in an amount equal to 15% of the aggregate number of Units issued on closing of the Offering.

     If the Underwriter’s Option and the Over-allotment Option are exercised in full, the total price to the public, the Underwriter’s fee and the net proceeds to the Corporation will be $34,534,500, $2,417,415 and $32,117,085, respectively. The Corporation will pay to the Underwriter a fee of $0.0735 per Option Unit and per Additional Unit sold hereunder. This Prospectus also qualifies the grant of the Underwriter’s Option and the Over-allotment Option and the issue of Option Units and Additional Units upon the exercise of such options.

     For services provided by the Underwriter pursuant to the Underwriting Agreement, the Corporation has also granted to the Underwriter an option (the “Compensation Option”) to purchase that number of Units equal to 7.5% of the total number of Units sold pursuant to the Offering (including Units sold upon exercise of the Underwriter’s Option and the Over-allotment Option) at the Offering Price per Unit at any time for a period of 12 months following the Closing Date. The grant of the Compensation Option is qualified for distribution under this Prospectus.

     The Offering is being made in each of the provinces of British Columbia, Alberta, Manitoba, Ontario, New Brunswick and Prince Edward Island. The Units have not been nor will be registered under the U.S. Securities Act or any state securities laws and, except as permitted under the Underwriting Agreement, may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person. Offers and sales of any of the Units in the United States would constitute a violation of the U.S. Securities Act unless made in compliance with the registration requirements of the U.S. Securities Act or pursuant to an applicable exemption therefrom. The Underwriter has represented and agreed, and will cause each member of any selling group formed in connection with the distribution of the Units to represent and agree, that they will not offer or sell, directly or indirectly, any Units in the United States otherwise than pursuant to an exemption from the registration requirements of the U.S. Securities Act.

     The Underwriter and any other distributor in the Offering is prohibited under the U.S. Securities Act from making any offer or sale to a U.S. Person (as defined in Regulation S under the U.S. Securities Act) or for the account or benefit of a U.S. Person (other than a distributor) during a 40-day distribution compliance period (as defined in Regulation S) beginning on the later of the date the Units were first offered to persons other than distributors or the closing of the Offering, except pursuant to an exemption from registration afforded by the U.S. Securities Act and in compliance with applicable state securities laws. Purchasers in the Offering are subject to the same restrictions on offers and sales that apply to the Underwriter and other distributors. A separate 40-day distribution compliance period will also enter into effect upon delivery of Common Shares upon the exercise of the Warrants during which offers and sales of Common Shares shall be limited as stated above.

     Pursuant to policy statements of the Ontario Securities Commission, the Underwriter may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares, February 2004 Warrants or Warrants. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the rules and policies of the TSX relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares, February 2004 Warrants or Warrants. Subject to applicable laws in connection with the Offering, the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares, February 2004 Warrants or Warrants at levels other than those which would otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for 14,300,000 Units offered hereby if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriter and its directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriter may be required to make in respect thereof.

     The Corporation has agreed with the Underwriter that, without the prior written consent of the Underwriter as specified in the Underwriting Agreement, subject to certain specified exceptions, it will not for a period of 90 days after the Closing Date, sell, grant any options for the sale of, or otherwise dispose of any Common Shares or securities convertible into Common Shares.

RISK FACTORS

     An investment in the Units involves certain risks which should be carefully considered by prospective investors. See the risks discussed under the heading “Risks and Uncertainties” in the Corporation’s Fiscal 2003 MD&A.

     Realization of Expected Revenues. The realization of expected revenues from certain agreements of the Corporation depends on the ability of the Corporation to make satisfactory proposals to its clients. Expected revenues may be delayed if proposals are not submitted or accepted in the anticipated timeframe or may not be realized at all if proposals are ultimately not accepted.

     Reliance on Key Clients for Revenue. Although Envoy has over 75 clients, a relatively small number contribute a significant percentage of the Corporation’s consolidated net revenue. For the year ended September 30, 2003, the Corporation’s top three clients accounted for over 50% of its consolidated net revenue. As Envoy’s relationships with these clients have been long-standing, the Corporation expects reliance on such clients to continue into the future. The failure to achieve continued design wins from one or more of these clients without adding new sources of net revenue could have an adverse effect on Envoy’s financial results.

     Broad Discretion over Use of Proceeds. Management has broad discretion over the use of net proceeds from the Offering. Management intends to use the net proceeds of the Offering for general corporate purposes and to finance potential acquisition and investment opportunities. Holders of the Corporation’s securities will not have the opportunity to evaluate the economic, financial or other information upon which the management of the Corporation relies when evaluating the use of the net proceeds of the Offering. There can be no assurance that management will apply these funds effectively, or that the net proceeds will be invested to yield a favourable return.

     M&A Expansion Plan. Although Envoy intends to proceed with a strategic M&A expansion plan, the Corporation has no specific material plans, agreements or commitments with respect to any such transaction at this time. Such transaction could include an acquisition, strategic investment or joint venture. There can be no assurance that the Corporation will be able to appropriately identify and evaluate acquisition or investment targets, or that the Corporation will be able to consummate a transaction with such a target once identified. If an acquisition or investment is made by the Corporation, there can be no assurance that Envoy will be able to realize the anticipated benefits, cost savings or synergies from the acquisition or investment. There can be no assurance that the Corporation will effectively build the internal expertise required to properly manage its investments and integrate its acquisitions into Envoy’s consolidated operations and any difficulties could disrupt Envoy’s on-going business, distract its management and employees or lead to increased costs. The Corporation’s profitability may suffer because of acquisition-related costs or impairment costs for acquired goodwill and amortization or impairment costs for other acquired intangible assets. If the Corporation proceeds with an acquisition or investment opportunity, the Corporation may be subject to growth-related risks including the expansion, training and management of the employee base and successful development of operational, financial and management plans, systems and controls.

     Notwithstanding the completion of the February 2004 Offering and the closing of this Offering, it is possible that the Corporation may require additional financing in order to make strategic acquisitions or investments. The ability of the Corporation to arrange such financing in the future will depend, in part, upon the prevailing capital market conditions, as well as the business and financial performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If adequate funds are not available, or are not available on acceptable terms, the Corporation may not be able to take advantage of certain acquisition or investment opportunities and thereby meet its expansion objectives.

     Dilution due to Future Issuances of Common Shares. Envoy may issue additional Common Shares in subsequent offerings or as consideration in future acquisitions. The Corporation cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect the prevailing market price for the Common Shares. Any additional issuance of Common Shares will result in dilution of the voting power of the holders of Common Shares, may result in dilution to the Corporation’s tangible book value per share and may result in a reduction in the Corporation’s earnings per share for some period of time following the issuance.

     Listing on the TSX. Listing of the Warrants on the TSX is subject to a number of conditions including distribution of the Warrants to a minimum number of public securityholders. There can be no assurance that the required minimum distribution will occur.

LEGAL MATTERS

     Certain legal matters relating to the issue and sale of the Units will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation and by McCarthy Tétrault LLP on behalf of the Underwriter. As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of McCarthy Tétrault LLP, as a group, each own less than 1% of the issued and outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Corporation are BDO Dunwoody LLP, Chartered Accountants, 60 Columbia Way, Suite 400, Markham, Ontario, L3R 0C9.

     The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Toronto. Computershare Trust Company of Canada will be appointed transfer agent and registrar for the Warrants offered hereunder.

PURCHASERS’ STATUTORY RIGHTS

     Securities legislation of several of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CONSENTS OF AUDITORS

     To: The Directors of Envoy Communications Group Inc.

     We have read the short form prospectus of Envoy Communications Group Inc. (“Envoy” or the “Corporation”) dated May 6, 2004 relating to the distribution of Units, with each Unit consisting of one common share of the Corporation and one-half of one transferable common share purchase warrant. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     With respect to the above-mentioned prospectus, we consent to the incorporation by reference of our audit report to the Shareholders of Envoy on the consolidated balance sheet of the Corporation as at September 30, 2003 and the consolidated statements of retained earnings (deficit), operations and cash flows for the year ended September 30, 2003. Our report is dated February 2, 2004.

Yours very truly,

Toronto, Canada May 6, 2004	(Signed) BDO Dunwoody LLP Chartered Accountants

     To: The Board of Directors of Envoy Communications Group Inc. (the “Corporation”)

     We have read the short form prospectus dated May 6, 2004 relating to the distribution of Units, each Unit consisting of one Common Share and one-half of one transferable common share purchase warrant of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned short form prospectus of our auditors’ report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at September 30, 2002 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the two years ended September 30, 2002. Our report thereon is dated January 9, 2003, except as to notes 22(e) and 22(l) which are as of February 2, 2004. We also consent to the incorporation by reference in this short form prospectus of our auditors’ report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at September 30, 2002 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the two years ended September 30, 2002 contained in the Annual Report of the Corporation on Form 20-F dated February 17, 2004. Our report thereon is dated January 9, 2003, except as to notes 22(d) and 22(e) which are as of February 2, 2004.

Toronto, Canada May 6, 2004	(Signed) KPMG LLP Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: May 6, 2004

     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba, Ontario, New Brunswick and Prince Edward Island.

ENVOY COMMUNICATIONS GROUP INC.

(Signed)	Geoffrey B. Genovese President and Chief Executive Officer	(Signed)	Linda Gilbert Chief Financial Officer

On behalf of the Board of Directors

(Signed)	John H. Bailey Director	(Signed)	Hugh H. Aird Director

CERTIFICATE OF THE UNDERWRITER

Dated: May 6, 2004

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba, Ontario, New Brunswick and Prince Edward Island.

CANACCORD CAPITAL CORPORATION

(Signed)    Jean-Yves Bourgeois